Exhibit 99.27

THIS IS A COVER PAGE ONLY. IF YOU WISH TO VIEW EXHIBIT “D” TO

THE AFFIDAVIT OF GORDON MARON CLICK HERE.

THIS IS EXHIBIT “D” REFERRED TO IN THE

AFFIDAVIT OF

GORDON MARON